UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, titled “Turbo Energy Delivers Advanced Solar Energy Storage Solution to Power Uber’s Electric Fleet in Spain,” dated September 10, 2025
99.2	Press Release, titled “Turbo Energy Secures $53 Million Contract to Deploy 366 MwH of Solar Storage Capacity Across 10 Factories,” dated September 16, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: September 18, 2025	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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